January 16, 2025

Siu Ming Law
Executive Director and Chief Executive Officer
Great Restaurant Development Holdings Ltd
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong

       Re: Great Restaurant Development Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 13, 2025
           File No. 333-283646
Dear Siu Ming Law:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed January 13, 2025 Index to Consolidated Financial Statements, page F-1

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the
       15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.
 January 16, 2025
Page 2

       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-
8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   William S. Rosenstadt